Exhibit 3.1
AMENDMENT NO. 1 TO FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
OILTANKING PARTNERS, L.P.

This Amendment No. 1 (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P., a Delaware limited partnership (the “Partnership”), is entered into as of July 14, 2014, by OTLP GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.
WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of July 19, 2011 (the “Partnership Agreement”);
WHEREAS, Section 5.9 of the Partnership Agreement provides that the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests;
WHEREAS, the General Partner, on behalf of the Partnership, has previously authorized a two-for-one split for each Common Unit and Subordinated Unit (the “2014 Unit Split”), and in accordance with Section 5.9(b) of the Partnership Agreement, has set July 7, 2014 as the Record Date for such Unit Split and has provided notice to the Partnership’s Record Holders of such Unit Split and of the distribution of the additional Partnership Interests on July 14, 2014 (the “2014 Unit Split Date”);
WHEREAS, Section 6.6(a) of the Partnership Agreement provides that the Target Distributions shall be proportionately adjusted in the event of a distribution, combination or subdivision of Units; and
WHEREAS, the Board, for and on behalf of the General Partner, deems it in the best interests of the Partnership to adopt this Amendment in order to, among other things, make such changes as are necessary and appropriate in connection with the 2014 Unit Split.
NOW, THEREFORE, pursuant to Section 13.1(d) of the Partnership Agreement, the Partnership Agreement is hereby amended as follows:
Section 1.Amendments.

(a)“2014 Unit Split” is hereby added to Section 1.1 in appropriate alphabetical order and shall be defined as follows:

“2014 Unit Split” means the two-for-one split of the Common Units and Subordinated Units affected on July 14, 2014 by way of a dividend and distribution of one Common Unit for each Common Unit outstanding and one Subordinated Unit for each Subordinated Unit outstanding to Record Holders as of July 7, 2014.
(b)“2014 Unit Split Date” is hereby added to Section 1.1 in appropriate alphabetical order and shall be defined as follows:

“2014 Unit Split Date” means July 14, 2014.
(c)Section 1.1 of the Partnership Agreement is hereby amended by deleting the definitions of “First Target Distribution,” “Initial Unit Price,” “Minimum Quarterly Distribution,” “Second Target Distribution,” “Third Target Distribution” and “Unrecovered Initial Unit Price” contained therein and inserting in lieu thereof the following definitions, respectively:

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“First Target Distribution” means $0.1940625 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.8.
“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units; provided, with respect to the Common Units and the Subordinated Units, upon the 2014 Split Date each such price shall be reduced by one-half to give effect to the 2014 Unit Split.
“Minimum Quarterly Distribution” means $0.16875 per Unit per Quarter (or with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.8.
“Second Target Distribution” means $0.2109375 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.8.
“Third Target Distribution” means $0.253125 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.8.
“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units; provided, with respect to the Common Units and the Subordinated Units, upon the 2014 Split Date such value shall be reduced by one-half to give effect to the 2014 Unit Split.
Section 2.Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 3.Invalidity of Provisions. If any provisions of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 1 as of the date first written above.

GENERAL PARTNER:

OTLP GP, LLC

By:	/s/ Kenneth F. Owen
Name:	Kenneth F. Owen
Title:	President and Chief Executive Officer

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